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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

   Barandiaran                       Jocelyn              F.L.
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   (Last)                            (First)              (Middle)

                   c/o AnnTaylor Stores Corporation
                   142 West 57th Street
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                                    (Street)

   New York                          NY                     10019
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

          AnnTaylor Stores Corporation (ANN)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

        Fiscal Year Ended 1/30/99

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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Sr. VP-General Counsel & Secretary
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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X] Form filed by one Reporting Person [_] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                             5.             6.
                                                             4.                              Amount of      Owner-
                                                             Securities Acquired (A) or      Securities     ship
                                                             Disposed of (D)                 Beneficially   Form:     7.
                                                             (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                  2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                 Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                        (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/98)
================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        9.          10.
                                                                                                        Number      Owner-
                                                                                                        of          ship
                2.                                                                                      Deriv-      of
                Conver-                   5.                              7.                            ative       Deriv-   11.
                sion                      Number of                       Title and Amount              Secur-      ative    Nature
                or                        Derivative    6.                of Underlying        8.       ities       Secur-   of
                Exer-                     Securities    Date              Securities           Price    Bene-       ity:     In-
                cise    3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)     of       ficially    Direct   direct
                Price   Trans-   4.       or Disposed   Expiration Date   -------------------  Deriv-   Owned       (D) or   Bene-
1.              of      action   Trans-   of (D)        (Month/Day/Year)               Amount  ative    at End      In-      ficial
Title of        Deriv-  Date     action   (Instr. 3,    -------------------            or      Secur-   of          direct   Owner-
Derivative      ative   (Month/  Code     4 and 5)      Date        Expira-            Number  ity      Year        (I)      ship
Security        Secur-  Day/     (Instr.  ------------  Exer-       tion               of      (Instr.  (Instr.     (Instr.  (Instr
(Instr. 3)      ity     Year)    8)        (A)   (D)    cisable     Date     Title     Shares  5)       4)          4)       4)
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Employee                                                See                  Common                     72,700
  Stock Options $15.50  4/21/98  A         4,200        Note 1      4/21/08  Stock     4,200   $15.50   See Note 2  D

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Explanation of Responses:

Note 1: Become exercisable 25% per year, on anniversary of grant.
Note 2: Other employee stock options included in this total have different terms, previously reported.


     /s/ Jocelyn F.L. Barandiaran                              3/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.